EXHIBIT 2

CONSORTIUM AGREEMENT

This CONSORTIUM AGREEMENT, dated as of November 17, 2022 (this “Agreement”), is made by and among Mitsui & Co., Ltd., a Japanese limited company (“Mitsui”), Fuyo General Lease Co., Ltd. (“Fuyo”), JA Mitsui Leasing, Ltd. (“JAML” and together with Fuyo, collectively, the “Preferred Investors”) and CFW Partners, L.P., a California limited partnership (“CFW” and together with Mitsui and the Preferred Investors, each a “Member” and collectively, the “Members”).

1.          Overview of Transaction.  Each Member is interested in pursuing, together with the other Members, a possible acquisition (the “Transaction”) of all of the outstanding common stock of Willis Lease Finance Corporation, a Delaware corporation (the “Target”), not owned by CFW or its affiliates, through a special purpose vehicle (the “Company”) to be formed and owned by Mitsui, CFW and certain members of the “Willis Family Group” (CFW and such members of the “Willis Family Group” are collectively referred to as the “CFW Members”).  In connection with the Transaction, the Members presently expect to offer the minority stockholders of the Target $45.00 in cash per share of Target common stock (“Target Common Stock”).  As described further in Section 4 below, the cash consideration for the Transaction is intended to be funded by (a) Mitsui’s purchase of common equity in the Company (“Company Common Equity”), (b) the purchase by the Preferred Investors (or their respective affiliates) of preferred equity in the Target (“Target Preferred Equity”), and (c) borrowings under the Target’s existing credit facility (the “Existing Credit Facility”).  CFW Members and their affiliates will not receive any cash in the Transaction in respect of their shares of Target Common Stock, but would contribute all of their Target Common Stock to the Company in exchange for Company Common Equity, except that CFW Members and their affiliates shall cash out 129,166 shares of their Target Common Stock (the “Cash-Out Shares”) in connection with this Transaction. The Target and its subsidiaries shall not be deemed affiliates of CFW or any CFW Member for purposes of this Agreement. The Members agree to use commercially reasonable efforts to structure the Transaction, including with respect to the funding described in Section 4 below and the classification of the Company for U.S. federal income tax purposes, in a tax-efficient manner in respect of each such Member, the Company and the Target.

2.          Formation of Consortium.  In connection with the Transaction, the Members agree to form a consortium (the “Consortium”), and each Member (in the case of CFW, on behalf of itself and the other CFW Members) agrees to the terms of the Consortium as set forth herein in connection with the Transaction.

3.         Proposal; Information Sharing and Disclosure.  On the date hereof following execution of this Agreement, the Members will submit a joint, preliminary and non-binding proposal in connection with the Transaction, the form of which is attached as Annex I hereto (the “Proposal”), to the special committee of the Target’s board of directors (the “Special Committee”).  Thereafter, subject to the terms and conditions of this Agreement, each Member will cooperate with the other Members, and CFW will direct the other CFW Members to cooperate with Mitsui and the Preferred Investors, in good faith in connection with the Transaction, including without limitation: (a) sharing all information reasonably necessary to evaluate the Target, including technical, operational, legal, accounting and financial materials and relevant consulting reports and studies, as well as providing direct access to any due diligence materials and the due diligence process; (b) providing the other Members with all information reasonably required concerning itself or any other matter relating to it, that is relevant to the Transaction, including its funding arrangements (if any), in connection with the Transaction; (c) providing timely responses to requests by the other Members for information, so as to meet timeframes and deadlines; (d) applying the level of resources and expertise as necessary and appropriate to meet its obligations in connection with the Transaction; and (e) conducting negotiations with the Special Committee, its advisors and other parties in connection with the Transaction.  Each of CFW (on behalf of itself and the other CFW Members), Mitsui and the Preferred Investors also acknowledges and agrees that the Transaction may be considered a “going-private” transaction under Rule 13e-3 under the Exchange Act (“Rule 13e-3”) and agrees to provide all information necessary to satisfy the applicable disclosure requirements under Rule 13e-3; provided, that prior to any disclosure of materials containing information regarding any of the Preferred Investors, each such Preferred Investor shall be provided with a draft of such materials and be given reasonable opportunity for review and comment.  Notwithstanding the foregoing, no Member will be required to make available to the other Members any of its internal investment committee materials or analyses or any information which it considers being commercially sensitive information or which is otherwise held subject to an obligation of confidentiality.

4.          Financing Commitments.  The Transaction is intended to be financed as follows:

(a)          (i) Mitsui shall fund, or cause to be funded, the amount equal to: (x) the per share price of the Target Common Stock to be offered to the holders of the Target Common Stock excluding CFW and its affiliates (the “Offer Price”) multiplied by (y) the total number of outstanding shares of Target Common Stock held by CFW and its affiliates (excluding, for the avoidance of doubt, the Cash-Out Shares) (the “Rollover Shares”) multiplied by (z) one third (1/3), in cash, in exchange for 25% of the Company Common Equity (“Mitsui’s Common Equity Investment”), and (ii) CFW and other members of the “Willis Family Group” shall contribute, or cause to be contributed, the Rollover Shares, in exchange for the remaining 75% of the Company Common Equity, using the same valuation as is used for the Transaction (collectively, the “Initial Equity Investment”; Mitsui’s 25% interest in the Company Common Equity and CFW’s 75% interest in the Company Common Equity are referred to herein as each such Member’s respective “Contemplated Ownership Percentage”). In connection with the Initial Equity Investment, CFW and the other CFW Members shall enter into a customary rollover agreement (the “Rollover Agreement”), pursuant to which CFW and such other CFW Members shall contribute the Rollover Shares (which will constitute all of the CFW Members’ Target Common Stock) in exchange for Company Common Equity;

(b)          Each of the Preferred Investors shall also fund, or cause to be funded through its affiliates, an amount equal to: 50% of (x) the Offer Price multiplied by (y) the number of outstanding shares of Target Common Stock excluding the Rollover Shares minus (z) the sum of the funding amount of Mitsui’s Common Equity Investment and the Existing Credit Facility, in cash (the “Committed Preferred Equity Amount”), in exchange for Target Preferred Equity; provided that the Committed Preferred Equity Amount of the Preferred Investors in the aggregate shall not exceed $90,000,000 in the aggregate;

(c)           $20,000,000 of the Transaction consideration shall be funded from the Existing Credit Facility; and

(d)          Promptly following the date hereof (and in any event within 10 days after the date hereof), Mitsui and the Preferred Investors shall deliver form equity commitment letters to the Consortium in respect of Mitsui’s Common Equity Investment and the Committed Preferred Equity Amount. Mitsui and the Preferred Investors shall deliver fully executed equity commitment letters to the Consortium in respect of Mitsui’s Common Equity Investment and the Committed Preferred Equity Amount simultaneously with the execution of definitive acquisition agreements for the Transaction.

For the avoidance of doubt, the obligation of the Members to fund or contribute, or cause to be funded or contributed, cash or Target Common Stock to the Company or the Target (or any intermediate holding company based on the transaction structure to be agreed by CFW and Mitsui), as the case may be, shall be subject to the satisfaction or waiver of the various conditions to the obligations of the Company and the Target to be set forth in the Definitive Purchase Agreement (and the satisfaction or waiver of the various conditions to be set forth in the Rollover Agreement, as applicable).

5.         Target Preferred Equity.  The Target Preferred Equity and the preferred stock purchase agreement(s) to be entered into by the Target and the Preferred Investors in connection with the Target Preferred Equity shall have terms similar to the shares of Series A Preferred Stock of the Target held by Development Bank of Japan Inc. as of the date of this Agreement and the preferred stock purchase agreements entered into by the Target and Development Bank of Japan Inc. in connection with such Series A Preferred Stock, as the case may be, but subject to the terms set forth on Annex II attached hereto. Any additional preferred must have the terms and conditions that allow it to be treated as equity under the Existing Credit Facility.

6.          Company LLC Agreement.  Prior to the closing of the Transaction, CFW and Mitsui will negotiate in good faith to reach agreement on the final form of, and will enter into (and CFW will cause the other CFW Members to enter into), a limited liability company agreement to govern (a) the corporate governance of the Target or its successor in interest (through the Company) and the Company and (b) their relationship with each other during the period after the closing of the Transaction, and such other terms as may be mutually agreed by CFW and Mitsui.

7.        Confidentiality.  Each Member shall, and shall direct its Representatives to, and CFW shall cause the other CFW Members to, keep this Agreement, the Transaction and the existence of the Consortium confidential and shall not make any public statement or announcement concerning or disclose to any third party the fact that discussions or negotiations are taking place concerning the Consortium, the Transaction or any of the terms, conditions or other facts with respect thereto or this Agreement, including the status thereof.  Notwithstanding the foregoing, (i) CFW may disclose this Agreement or the status of negotiations among the parties with respect to the Transaction in connection with any applicable reporting obligations, including, without limitation, its reporting obligations under Rule 13-d of the Exchange Act and (ii) each Member may disclose this Agreement or the status of negotiations among the parties with respect to the Transaction (a) to any limited partners, Representatives and auditors of such Member, (b) if required (and only to the extent required) to do so by any law, order, regulation or decree or the rules or requirements of any applicable stock exchange, (c) to the extent necessary to enforce this Agreement and (d) to its funding sources who need to receive and consider such information for the purpose of financing the Transaction. “Representatives” shall mean, with respect to a person, such person’s employees, directors, officers, partners, members, affiliates, agents, advisors (including without limitation legal counsel, accountants, consultants and financial advisors).  Each Member confirms that it has executed a confidentiality agreement with the Target (or a joinder thereto) and agrees to abide by the terms thereof.

8.          Appointment of Advisors; Conduct of Negotiations.

(a)         CFW may engage or terminate any joint legal, financial, forensic accounting, consultants or other advisors for the Consortium in connection with the Transaction (collectively, the “Transaction Advisors”), provided that CFW shall first obtain Mitsui’s approval prior to any such engagement or termination. Mitsui hereby approves the engagement of Sidley Austin LLP as a Transaction Advisor.

(b)          CFW and Mitsui shall be jointly responsible for negotiating with the Target (including the Special Committee) to agree on the terms of the transaction with advice from a financial advisor. In furtherance of the foregoing: (i) any changes to the purchase price or other terms of the Transaction that differ from those set forth in the Proposal must be mutually agreed between CFW and Mitsui; (ii) the terms of all Transaction documentation shall be discussed between CFW and Mitsui; (iii) all drafts of the Transaction documentation (including any governmental filings or stockholder communications) shall be shared between CFW and Mitsui (and upon their request the Preferred Investors) as soon as they become available; and (iv) the status of discussions and negotiations with the Special Committee shall be shared between CFW and Mitsui (and upon their request, the Preferred Investors).

(c)         CFW will use its commercially reasonable efforts to negotiate with the Target for use of the Existing Credit Facility to fund up to $20,000,000 of the Transaction consideration.

(d)          CFW and its affiliates’ incentive equity in the Target will be treated in the same manner in the Transaction as other senior executives of the Target.

9.          Cost and Expense Reimbursement.

(a)          Upon consummation of the Transaction, the Target (including any successor in interest) shall reimburse each Member for, or pay on behalf of each Member, as the case may be, all reasonable out-of-pocket costs and expenses incurred by such Member in connection with the Transaction, including the fees, expenses and disbursements of the Transaction Advisors (excluding, for the avoidance of doubt, the fees, expenses and disbursements of the separate advisors retained by Mitsui, Fuyo or JAML) but including any fees incurred by CFW in connection with CFW’s prior attempts to take the Target private, in such amounts as previously disclosed to Mitsui. For the avoidance of doubt, if the Transaction is not consummated, any accrued but unpaid fees incurred by CFW in connection with CFW’s prior attempts to take the Target private, in such amounts as previously disclosed to Mitsui, will remain the responsibility of CFW and will not be reimbursed by any other Member.

(b)          If the Transaction is not consummated (and Section 9(c) does not apply), and subject to Section 9(d) and Section 12, Mitsui agrees to pay the out-of-pocket costs and expenses incurred by or on behalf of CFW or the Consortium in connection with the Transaction (which, for the avoidance of doubt, do not include costs and expenses associated with CFW’s prior attempts to take Target private), including any fees, expenses and disbursements payable to the Transaction Advisors or the out-of-pocket costs and expenses incurred in connection with any due diligence investigation conducted by the Members with respect to the Target, including any fees, expenses and disbursements payable to the Transaction Advisors retained for such purposes (but not, for the avoidance of doubt, the fees, expenses and disbursements of any separate advisors retained by any Member) (collectively, “Consortium Transaction Expenses”).

(c)          If the Transaction is not consummated due to the unilateral breach of this Agreement by one of the Members or one of the Members fails to obtain approval in accordance with Section 11(a)(iii) below, then the breaching Member (or the Member failing to obtain approval) shall reimburse the non-breaching Members for all Consortium Transaction Expenses, without prejudice to any rights and remedies otherwise available to such non-breaching Members.

(d)          Each of Mitsui and CFW shall be entitled to receive any termination, break-up or other fees or amounts payable to the Company by the Target pursuant to the Definitive Purchase Agreement, to be allocated pro rata in proportion to their respective Contemplated Ownership Percentages, net of Consortium Transaction Expenses.

10.         Exclusivity.

(a)          During the period beginning on the date hereof and ending on the date that is three (3) months after the date hereof (as may be extended by mutual written agreement of CFW, Mitsui and the Preferred Investors, the “Exclusivity Period”), each Member agrees that it shall, and shall cause its affiliates to, and CFW shall cause the other CFW Members to:

(i)          work exclusively with the other Members to implement the Transaction, including to (A) evaluate the Target and its business; (B) conduct negotiations with the Target and the Special Committee in respect of the Transaction; (C) prepare, negotiate and finalize the Definitive Purchase Agreement and related agreements and other documents, in the forms to be agreed by each of the Members; and (D) vote, or cause to be voted, at every shareholder or stakeholder meeting (whether by written consent or otherwise) all Target Common Stock or other shares of capital stock in the Target owned by such Member (x) against any inquiry, proposal or offer from any person or entity (other than the Consortium) relating to (I) any direct or indirect acquisition or purchase of any capital stock or other equity interest in, or any of the businesses of, the Target or its subsidiaries, or a restructuring, recapitalization, merger, consolidation or other business combination transaction involving the Target or its subsidiaries, (II) a transfer, sale or lease of any of the assets of the Target or any of its subsidiaries (other than transfers, sales or leases of assets in the ordinary course of business consistent with past practice), or (III) any other transaction that could adversely affect, prevent or materially reduce the likelihood of the consummation of the Transaction with the Members (an “Alternative Transaction”) or matter that would facilitate an Alternative Transaction;

(ii)         not, without the written consent of the other Members, directly or indirectly, either alone or in conjunction with other parties, (A) propose an Alternative Transaction, or seek, solicit, initiate, induce, facilitate or encourage (including by way of furnishing any non-public information concerning the Target) inquiries or proposals concerning, or participate in any discussions., negotiations, communications or other activities with any person or entity (other than the other Members) concerning, or enter into or agree to, an Alternative Transaction; (B) provide any information to any third party with a view to the third party or any other person or entity pursuing or considering to pursue an Alternative Transaction; (C) finance or offer to finance any Alternative Transaction, including by offering any equity or debt finance, or contribution of Target Common Stock or other securities in the Target or provision of a voting or tender agreement, in support of any Alternative Transaction; (D) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do, anything which is inconsistent with the provisions of this Agreement or the Transaction as contemplated by this Agreement; (E) except as expressly contemplated under the Definitive Purchase Agreement, (I) sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell or otherwise transfer or dispose of, including, without limitation, by way of tender or exchange offer (each a “Transfer”), any Target Common Stock or other securities in the Target or any interest therein, (II) enter into any contract, option or other arrangement or understanding with respect to a Transfer or limitation on voting rights of any Target Common Stock or other securities in the Target, or any right, title or interest thereto or therein; or (III) deposit any Target Common Stock or other securities in the Target into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Target Common Stock or other securities in the Target; or (F) seek, solicit, initiate, encourage, facilitate, induce or enter into any negotiation, discussion, agreement or understanding (whether or not in writing and whether or not legally binding) with any other person regarding the matters described in Section 10(a)(i) or this Section 10(a)(ii);

(iii)       immediately cease and terminate, and cause to be ceased and terminated, all existing activities, discussions, conversations, negotiations and other communications (whether conducted by it or any of its Representatives) with all persons or entities conducted heretofore with respect to an Alternative Transaction; and

(iv)        (A) notify the other Members promptly if it or any of its Representatives receives any approach or communication with respect to any Alternative Transaction, (B) promptly disclose to the other Members the identity of any other persons or entities involved and the nature and content of the approach or communication, and (C) promptly provide the other Members with copies of any such written communication.

(b)         Section 10(a) notwithstanding, nothing in this Agreement shall prohibit, limit or restrict in any way, any CFW Member’s ability to comply with its fiduciary and other duties to the Target and its stockholders.

(c)          Nothing in this Section 10 or any other part of this Agreement shall be deemed to restrict Mitsui from engaging or participating in any discussions or negotiations with any potential investor in connection with the potential purchase of Target Preferred Equity in connection with the Transaction pursuant to Section 4(b).

11.         Termination.

(a)         Right to Withdraw.  Prior to the execution of the Definitive Purchase Agreement,  any Member (the “Withdrawing Member”) may terminate this Agreement and cease its participation in the Consortium and the Transaction without the consent of the other Members, by providing five (5) business days’ prior written notice to the other Members, subject to Section 12 hereof, if (i) the Withdrawing Member’s due diligence investigation identifies that the Target has made in its public disclosures filed with the U.S. Securities and Exchange Commission any fraudulent or untrue statement of a material fact or any omission of a material fact necessary in order to make its statements made, in the light of the circumstances under which they were made, not misleading, in each case with respect to the Target and its business, (ii) the Withdrawing Member is required to accept any onerous condition or mitigation measure imposed upon such Withdrawing Member or any of its affiliates in connection with obtaining any applicable governmental, statutory or regulatory approvals or clearances in connection with the consummation of the Transaction that would materially and adversely affect such Withdrawing Member’s interest in the Transaction (for the avoidance of doubt, such conditions or mitigation measures that would materially and adversely affect Mitsui’s interest in the Transaction shall include, without limitation, any requirement to divest, dispose of or “hold separate” any business or asset of Mitsui or any of its affiliates, any prohibition or limitation on the ownership or operation of any business or asset by Mitsui or any of its affiliates and any arrangement that would apply to any business, asset or operation of Mitsui or its affiliates) or (iii) in the case of Mitsui or any Preferred Investor as the Withdrawing Member, Mitsui or such Preferred Investor is unable to obtain the requisite internal approvals of the Transaction prior to the execution of the Definitive Purchase Agreement and such failure is attributable to any other reason than as set forth in clauses (i) and (ii) above.

(b)          Failure to Agree.  If, after the expiration of the Exclusivity Period, the Company (and/or its intermediate holding companies) and the Target have not entered into a definitive agreement with respect to the Transaction (the “Definitive Purchase Agreement”) and CFW and Mitsui are unable to agree, after good faith efforts, either (x) as between each other on the material terms of the Transaction or (y) with the Special Committee on the material terms of the Transaction, then either CFW or Mitsui may cease its participation in the Transaction and the Consortium by providing a written notice to the other Members, and this Agreement shall terminate.

(c)         Mutual Agreement.  This Agreement and the Consortium shall terminate upon the mutual written agreement of CFW and Mitsui to terminate this Agreement.

(d)         After Execution of the Definitive Purchase Agreement.  After the execution of the Definitive Purchase Agreement, this Agreement shall terminate without any further action on the party of any Member, upon the earlier of (i) the date the Transaction is consummated or (ii) the date that the Definitive Purchase Agreement is validly terminated in accordance with its terms.

12.        Effect of Termination.

(a)       Upon termination of this Agreement, Section 7 (Confidentiality), Section 9 (Cost and Expense Reimbursement), Section 10 (Exclusivity), this Section 12 (Effect of Termination), and Section 14 (Miscellaneous) shall continue to bind each of the Members, and each Member shall continue to be liable under (and to the extent provided under) Section 9 for Consortium Transaction Expenses incurred prior to the termination of this Agreement, which shall be payable by Mitsui in accordance with Section 9(b), unless there was a breach of this Agreement by a Member prior to the termination, in which case Section 9(c) shall apply; provided that, in case of termination of this Agreement by voluntary withdrawal under Section 11(a), Section 10 (Exclusivity) shall immediately cease to apply to the Members who are not the Withdrawing Member upon the termination.

(b)         Other than as set forth in Section 12(a) or in respect of a breach of this Agreement by any Member prior to the termination of this Agreement, the Members shall not otherwise be liable to each other in relation to this Agreement after termination of this Agreement.

13.        Representations and Warranties.  Each Member represents and warrants to the other Members that: (a) such Member has the requisite power and authority to execute, deliver and perform this Agreement; (b) the execution, delivery and performance of this Agreement by such Member have been duly authorized by all necessary action on the part of such Member and no other proceedings or procedures are necessary to approve this Agreement; (c) this Agreement has been duly executed and delivered by such Member and constitutes a valid and binding agreement of such Member enforceable in accordance with the terms hereof, except that such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and is subject to general principles of equity; and (d) such Member’s execution, delivery and performance of this Agreement will not violate (i) any provision of such Member’s organizational or governing documents or (ii) any order, writ, injunction, decree or statute, or any rule or regulation, applicable to such Member.

14.        Miscellaneous.

(a)          Notices.  All notices or other communications permitted or required under this Agreement will be in writing and will be sufficiently given if and when hand delivered or if sent by documented delivery service or registered or certified mail, postage prepaid, return receipt requested, or by facsimile or email, receipt acknowledged, addressed as set forth below (or at such other address or addresses as furnished in writing by the applicable Member to the other Members):

if to Mitsui:

Mitsui & Co., Ltd.
2-1, Otemachi, 1-Chome, Chiyoda-ku
Tokyo 100-8631, Japan
Attn: Akira Kaido
Email: tkmpr@dg.mitsui.com

with a copy (which will not constitute notice) to:

O’Melveny & Myers LLP
400 South Hope Street, 18th Floor
Los Angeles, CA 90071
Attn: Scott Sugino, Esq. and Mark Easton, Esq.
Email: ssugino@omm.com and measton@omm.com

if to CFW:

c/o Charles F. Willis IV
4700 Lyons Technology Parkway
Coconut Creek Florida 33073
Email: cwillis773@gmail.com

with a copy (which will not constitute notice) to:

Sidley Austin LLP
787 7th Avenue
New York, NY 10019
Attn: Samir A. Gandhi and Ayo K. Badejo
Facsimile: 212 839 5599
Email: sgandhi@sidley.com and abadejo@sidley.com

if to Fuyo:

Fuyo General Lease Co., Ltd.
5-1-1, Kojimachi, Chiyoda-ku
Tokyo 102-0082
Attn: Hiroki Nakamura and Motoki Kimura
Email: hiroki_nakamura@fgl.co.jp and motoki_kimura@fgl.co.jp if to JAML:

JA Mitsui Leasing, Ltd.
Transportation Systems Division
Attn: General Manager
Email: jamldg2770@jamitsuilease.co.jp

(b)          Amendments; Waiver; Assignment.  No provision of this Agreement may be amended or waived except by a writing signed by each of the Members.  Neither this Agreement nor the rights or obligations of the Members hereunder are assignable in whole or in part by any Member without the prior written consent of the other Members, except that without such prior written consent, any Member may assign its rights and obligations under this Agreement to its Affiliates so long as such assigning Member remains ultimately liable for all of its obligations hereunder.

(c)          Entire Agreement; No Third Party Beneficiaries.  This Agreement constitutes the entire agreement among the Members with respect to the subject matter hereof and supersedes all other prior agreements and understandings.  There are no third party beneficiaries of this Agreement.

(d)          Severability.  If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Members to the maximum extent possible.  In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

(e)         No Partnership or Agency.  The Members are independent and nothing in this Agreement constitutes a Member as the trustee, fiduciary, agent, employee, partner or joint venturer of any of the other Members.

(f)         Common Interest.  To the extent that any materials or information concerning or developed in connection with the Transaction are subject to attorney-client privilege, work product doctrine or any other applicable legal privilege, each Member agrees that it has commonality of interest with the other Members with respect to such materials and information, and it is the desire, intention and mutual understanding of the Members that the sharing of such materials and information among the Members and their respective affiliates and Representatives is not intended to, and shall not, waive or diminish in any way the confidentiality of any such materials or information or their continued protection under the attorney-client privilege, work product doctrine or other applicable legal privilege.  All such materials and information that is otherwise entitled to protection under the attorney-client privilege, work product doctrine or other applicable legal privilege shall remain entitled to such protection under such privileges, this Agreement, and under the joint defense and common interest doctrines.

(g)          Governing Law; Submission to Jurisdiction.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and to be performed entirely within such State, excluding any conflicts of law rules that may direct the application of the laws of another jurisdiction.  Each Member, for itself and its successors and assigns, irrevocably agrees that any proceeding arising out of or relating to this Agreement shall be brought and determined in the Court of Chancery in and for New Castle County in the State of Delaware (or, if subject matter jurisdiction in that court is not available, in any appropriate state or federal courts in New Castle County in the State of Delaware) (and each Member shall not bring any proceeding arising out of or relating to this Agreement in any court other than the aforesaid courts), and each Member, for itself and its successors and assigns and in respect to its property, hereby irrevocably submits with regard to any such proceeding, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each Member, for itself and its successors and assigns, hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such proceeding: (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process; (ii) that it or its property is exempt or immune from jurisdiction of such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (iii) that (A) such proceeding in any such court is brought in an inconvenient forum; (B) the venue of such proceeding is improper; and (C) this Agreement or the subject matter hereof may not be enforced in or by such courts.

(h)         WAIVER OF JURY TRIAL.  EACH OF THE MEMBERS HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH OF THE MEMBERS HEREBY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER MEMBER HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER MEMBER WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 14(H).

(i)         Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

.	CFW PARTNERS, L.P

By
Name:
Title:

[Signature Page to Consortium Agreement]

MITSUI & CO., LTD.

By
Name:
Title:

[Signature Page to Consortium Agreement]

FUYO GENERAL LEASE CO., LTD.

By
Name:
Title:

[Signature Page to Consortium Agreement]

JA MITSUI LEASING, LTD.

By
Name:
Title:

[Signature Page to Consortium Agreement]

ANNEX I
Proposal

(see attached)

ANNEX II
Target Preferred Equity Terms

(see attached)

Term Sheet - Series A-3 Preferred Stock

Willis Lease Finance Corporation (the “Company”) has previously issued 6.5% Series A-1 Cumulative Redeemable Preferred Stock (the “Series A-1 Preferred Stock”) and 6.5% Series A-2 Cumulative Redeemable Preferred Stock (the “Series A-2 Preferred Stock” and together with the Series A-1 Preferred Stock and the Series A-3 Cumulative Redeemable Preferred Stock described below (the “Series A-3 Preferred Stock”), collectively, “Series A Preferred Stock”).  This preferred stock term sheet (this “Term Sheet”) sets forth a table of potential high level terms and provisions for certain investors to purchase Series A-3 Preferred Stock from the Company in connection with transactions described in the Consortium Agreement by and between CFW Partners, L.P., Mitsui & Co., Ltd. and the Investors listed below (the “Proposed Transaction”).  This Term Sheet is confidential and for discussion purposes only.  Further, this Term Sheet does not create a legally binding obligation on any party, including any obligation to continue discussions or negotiations, or to submit or enter into any agreement.

Term	Summary
Issuer	Willis Lease Finance Corporation
Investors	Fuyo General Lease Co., Ltd., or its affiliate (“Fuyo”); and JA Mitsui Leasing, Ltd., or its affiliate (“JAML”).
Investment Amount
Up to Ninety million dollars ($90,000,000) in total, in eight tranches of equal amounts. Fuyo will be the Investor with respect to four tranches (“Tranche 1,” “Tranche 2,” “Tranche 3” and “Tranche 4”), and JAML will be the Investor with respect to four tranches (“Tranche 5,” “Tranche 6,” “Tranche 7” and “Tranche 8”; all such tranches of Fuyo and JAML are collectively referred to as the “Tranches”). Each investor shall invest the same amount at the same time.

Securities Issued	[●] shares of the Company’s Series A-3 Preferred Stock to be issued in eight Tranches.
Issue Date	The closing date of the Proposed Transaction.
Ranking
Series A-3 Preferred Stock shall rank: (i) pari passu to the Series A-1 and A-2 Preferred Stock; and (ii) senior to the common stock and to any other class or series of Company’s preferred stock outstanding.

Dividend
Cumulative quarterly dividend at a rate per annum of 7.5% plus the Adjustment Rate (as defined below) per share.

The Adjustment Rate shall mean the rate in percent per annum obtained by deducting the Base Rate from the Swap Rate as of the Issue Date.

Term	Summary

The Base Rate shall mean 3.19% (which represents the average of the Swap Rate as of each business day during the period from June 23, 2022 to June 29, 2022).

The Swap Rate shall mean the 7 year USD swap rate, displayed at “US Dollar Interest Rate Swap Fixing (USDSFIX=IBAL)” on Thomson Reuters.

Liquidation Value	Liquidation preference of $1,000 per share plus all accrued and unpaid dividends (whether or not declared).
Mandatory Redemption[1]
Series A-3 Preferred Stock has no stated maturity; provided, however, that each Investor shall have the option, in such Investor’s sole discretion, to require the Company to redeem all, or any portion, of such stock (a “Mandatory Redemption”) for cash at the Liquidation Value on 90 days’ advance written notice upon the occurrence of any of the following events (each such event, a “Mandatory Redemption Event”):

1.    Each Investor shall have the option to redeem such Investor’s Series A-3 Preferred Stock on the date that is the seventh (7th) anniversary of the Issue Date. After the 7th anniversary of the Issue Date, each of Fuyo and JAML may only redeem an odd numbered Tranche (i.e., Tranche 1, 3, 5 or 7) on an anniversary of the Issue Date that is an odd number of years (e.g., 9th, 11th and 13th anniversary of the Issue Date) and may only redeem an even numbered Tranche (i.e., Tranche 2, 4, 6 or 8) on an anniversary of the Issue Date that is an even number of years (e.g., 8th, 10th, 12th anniversary of the Issue Date);

2.    Each Investor of Series A-3 Preferred Stock shall have the option to redeem all (and not less than all) of its Tranches if there is a material breach by the Company of the applicable stock purchase agreement for such Series A-3 Preferred Stock, including material breaches of representations and warranties contained in such stock purchase agreement made on the applicable original issue date, that remains uncured on the date that such holder of Series A-3 Preferred Stock gives written notice to the Company of such material breach;

3.   CFW Partners, L.P. and certain members of the “Willis Family Group” (viewed collectively, as a single stockholder) cease to be the largest single direct or indirect stockholder;

1 Note to Draft: Subject to review against terms of credit facility.

Term	Summary

4.    The Company’s “surplus” is less than the sum of the Liquidation Value of all of the Series A Preferred Stock and the liquidation value of any other class or series of shares;

5.    The Company (either individually or on a consolidated basis with its subsidiaries) incurs an operating loss or ordinary loss (as such terms are used in the existing preferred) for 2 consecutive fiscal years;

6.   The Company undergoes a consolidation, merger, or sale of stock (other than between the board members or management team) and the stockholders of the Company immediately prior to such transaction hold (beneficially) less than 50% of the issued and outstanding stock of the Company after giving effect to such transaction; and

7.    The Company assigns, sells or otherwise disposes of all or substantially all of its assets.

Company Redemption
The Company may redeem all or any fewer number of Tranches of Series A-3 Preferred Stock in multiples of 2 Tranches, in whole, within ninety (90) days’ advance written notice to the holders of Series A-3 Preferred Stock, at any time and from time to time for cash at the Liquidation Value as follows: Tranches 1 and 5, Tranches 2 and 6, Tranches 3 and 7, and Tranches 4 and 8.

Voting Rights
Holders of the Series A-3 Preferred Stock shall not have any voting rights, except as provided by applicable law and as set forth below. Approval of holders of a majority of Series A-3 Preferred Stock is required to:

1.    Authorize or create, or increase the authorized or issued amount of, any other class or series of shares of capital stock ranking senior to Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon a Liquidation or reclassify any authorized shares of capital stock of the Company into such capital stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares of capital stock ranking senior in priority to Series A Preferred Stock;

2.    Except for equity securities of one or more classes that (i) rank pari passu to Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon a liquidation, (ii) have an aggregate liquidation value at the time of calculation less than or equal to $25,000,000 and (iii) have a maximum per annum dividend rate of fifteen percent (15%), authorize or create, or increase the authorized or issued amount of, any other class or series of shares of capital stock that ranks pari passu to Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon a Liquidation or reclassify any authorized shares of capital stock of the Company into such capital stock;

Term	Summary

3.    Authorize or create, or increase the authorized or issued amount of, any additional shares of Series A Preferred Stock; or

4.   Amend, alter or repeal the provisions of the certificate of incorporation, any certificate of designations, the bylaws of the Company or any other document similar to the foregoing, whether by merger, consolidation, transfer or conveyance of substantially all of its assets, or otherwise so as to materially and adversely affect any right, preference, privilege or voting power of Series A Preferred Stock or the holders thereof; provided, however, so long as any shares of Series A Preferred Stock remain outstanding or are converted into securities of the surviving entity, in each case with terms that are substantially similar in all material respects to the shares of Series A Preferred Stock, the occurrence of such event will not be deemed to materially and adversely affect such rights, preferences, privileges or voting or other powers of holders of Series A Preferred Stock.

Changes to the terms of the Series A Preferred Stock (other than non-substantive clarifications) shall be effective only upon the vote of the Board of Directors and the approval of a majority of Series A Preferred Stock.

Restrictions on Transfer
The holders of Series A Preferred Stock may not transfer all or any part of Series A Preferred Stock; provided, however, that such holders may assign part or all of Series A Preferred Stock with the consent of the Company or after 90 days after the occurrence of any Mandatory Redemption Event.[2]

Preemptive Rights	None.
Fee	The Company pays 100 bps of the Investment Amount contributed by each respective Investor, to such Investor at the Issue Date.
Withholding	The Company shall be entitled to deduct and withhold on any amounts payable pursuant to the terms of the Series A Preferred Stock with respect to any Investor to the extent required by applicable law.

2 Note to Draft: Subject to review.